U.S. Securities and Exchange Commission
                             Washington, D. C. 20549
                    ----------------------------------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                             Commission File Number:

                                  (Check One):

[X] Form 10-K and Form 10-KSB      [ ] Form 20-F         [ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

     For Period Ended: December 31, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

Part I - Registration Information

     Full Name of Registrant:                Arc Communications Inc.

     Former Name if Applicable:              n/a

     Address of Principal Executive
     Office:                                 788 Shrewsbury Avenue
                                             Tinton Falls, New Jersey 07724


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and



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the Registrant seeks relief pursuant to Rule 12b-25(b),  the following should be completed. (Check box if appropriate)

     (a) The reasons  described  in  reasonable  detail in Part III of this form
     could not be eliminated without unreasonable effort or expense        [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following
     the prescribed due date;                                              [x]

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable                                       [ ]

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant's Form 10-KSB for the period ending December 31, 1999 could not be filed in a timely manner as the Registrant failed to timely file a Form 8-K regarding the change in its accountants. As the Registrant desires to be current on all reports required to be filed by section 13 or 15(d) of the Exchange Act during the past 12 months, it endeavored to file the proper disclosure on Form 8-K prior to the filing of its Form 10-KSB for the period ending December 31, 1999. This development has prevented the Registrant from filing the Form 10-KSB in a timely manner without unreasonable effort and expense to the Registrant.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Mr. Michael Rubel, Chief Operating Officer
     (732) 219-1766

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to



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be included in the subject report or portion thereof?

                                                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


                             ARC COMMUNICATIONS INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                              By: /s/ Michael Rubel
                                                      --------------------------
                                                      Michael Rubel
                                                      Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see U.S.C. 1001).